Allegro Biodiesel Corporation 6033 West Century Boulevard, Suite 1090 Los Angeles, California 90045 Tel: (310) 670-2093 Fax: (310) 670-4107 www.allegrobiodiesel.com

June 7, 2007

VIA EDGAR and FACSIMILE (202-772-9366)

Attn:  Russell Mancuso, Branch Chief
Securities and Exchange Commission
100 F Street NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Allegro Biodiesel Corporation Form SB-2 Registration Statement No. 333-139299 (the “Registration Statement”)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 10:00 a.m. Eastern Daylight Time on June 13, 2007, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

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Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

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The registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLEGRO BIODIESEL CORPORATION

By:	/s/ Heng Chuk Heng Chuk Chief Financial Officer

cc:	Craig E. Gosselin, Esq.